Merlin Software Technologies International, Inc.
(A Development Stage Company) Consolidated Financial Statements For the nine-month periods ended September 30, 2001 and 2000 (Unaudited)

Contents
Consolidated Financial Statements
Balance Sheets
Statements of Operations
Statements of Changes in Stockholders' Equity (Deficit)
Statements of Cash Flows
Notes to the Financial Statements
Merlin Software Technologies International, Inc. (A Development Stage Company) Consolidated Balance Sheets
	September 30, 2001		December 31, 2000
	(Unaudited)
Assets
Current
Cash		$180,011	$216,714
Receivables		20,953	55,018
Prepaid expenses (Note 7)		67,094	31,691
		268,058	303,423
Deferred financing costs		38,556	59,126
Property and equipment		124,884	131,213
Deferred product development costs (Note 8)		90,383	-
		$521,881	$493,762
Liabilities and Stockholders' Equity (Deficit)
Liabilities
Current
Accounts payable		$328,411	$341,568
Accrued liabilities		137,102	73,832
Demand loans payable (Note 3)		920,000	-
		1,385,513	415,400
Convertible notes payable (Net of unamortized discounts of $947,914 and $1,025,761, Note 5)		1,087,066	74,239
		2,472,579	489,639
Stockholders' equity (deficit)
Share Capital (Note 7)
Authorized
50,000,000	Common shares, par value $0.001
Issued
14,095,142	(2000 - 12,536,690) common shares	14,095	12,537
Additional paid-in capital		4,788,682	4,073,476
Deficit accumulated during the development stage		(6,649,475)	(4,077,890)
Reduction for initial contribution of intellectual property		(4,000)	(4,000)
Unearned compensation (Note 7)		(100,000)	-
		(1,950,698)	4,123
		$521,881	$493,762
The accompanying notes are an integral part of these consolidated interim financial statements
Merlin Software Technologies International, Inc. (A Development Stage Company) Consolidated Statements of Operations (Unaudited)
		Three-month periods ended September 30			Nine-month periods ended September 30		Period from June 25 1999 (incorporation) to September 30 2001
		2001	2000	2001		2000	(cumulative)
Sales		$6,857	$2,431	$25,863		$21,301	$48,076
Expenses
General and administration		268,718	468,804	936,333		1,250,381	2,621,890
Professional fees		44,756	41,822	178,324		119,815	426,692
Promotion and advertising		209,163	80,398	498,187		870,278	1,682,903
Research and development		166,533	81,985	497,577		705,407	1,330,008
Depreciation		17,627	12,053	57,568		34,477	117,751
		706,797	685,062	2,167,989		2,980,358	6,179,244
Loss from operations		(699,940)	(682,631)	(2,142,126)		(2,959,057)	(6,131,168)
Interest and financing costs (Note 5)		(143,276)	(97,801)	(429,459)		(91,566)	(518,307)
Net loss for the period		(843,216)	(780,432)	(2,571,585)		(3,050,623)	(6,649,475)
Loss per share
basic and diluted		$(0.06)	$(0.06)	$(0.20)		$(0.29)
Weighted average shares outstanding		13,300,416	12,289,807	13,071,102		10,350,318
The accompanying notes are an integral part of these consolidated interim financial statements
Merlin Software Technologies International, Inc. (A Development Stage Company) Consolidated Statements of Changes in Stockholders' Equity (Deficit) (Unaudited)
For the period from June 25, (Unaudited)1999 (incorporation ) to September 30, 2001
	Common Shares	Stock Amount	Additional paid-in capital	Deficit accumulated during the development stage	Reduction for initial contribution of intellectual property	Unearned Compensation	Total Stockholders' Equity (Deficit)
Initial contribution of intellectual property in July 1999	4,000,000	$4,000	$-	$-	$(4,000)	$-	$ -
Private placements for cash in July and August 1999 at $0.01 and $0.50 per share	3,900,000	3,900	280,100	-	-	-	284,000
Stock option compensation for fiscal 1999	-	-	12,022	-	-	-	12,022
Net loss for fiscal 1999	-	-	-	(616,628)	-	-	(616,628)
Private placements of common stock in April and September 2000 at prices of $1.50 and $1.60 per unit	186,665	187	289,913	-	-	-	290,000
Adjustment for the stockholders' deficit and settlement of loans of the Company at the acquisition date	4,450,025	4,450	1,237,873	-	-	-	1,242,323
Stock option compensation for fiscal 2000	-	-	1,153,668	-	-	-	1,153,668
Value of warrants and beneficial conversion feature on convertible notes	-	-	1,100,000	-	-	-	1,100,000
Net loss for fiscal 2000	-	-	-	(3,461,262)	-	-	(3,461,262)
Balance, December 31, 2000	12,536,690	12,537	4,073,476	(4,077,890)	(4,000)	-	4,123
Issuance of shares for services (Note 7)	463,571	463	234,715	-	-	-	235,178
Issuance of shares for future services (Note 7)	500,000	500	99,500	-	-	(100,000)	-
Issuance of shares on exercise of stock options	1,000	1	999	-	-	-	1,000
Issuance of shares on conversion of debentures (Note 5)	593,881	594	64,426	-	-	-	65,020
Stock option compensation (Note 4)	-	-	51,015	-	-	-	51,015
Value of warrants and beneficial conversion feature on convertible notes (Note 5)	-	-	264,551	-	-	-	264,551
Net loss for the period	-	-	-	(2,571,585)	-	-	(2,571,585)
Balance, September 30, 2001	14,095,142	$14,095	$4,788,682	$(6,649,475)	$(4,000)	$(100,000)	$(1,950,698)
The accompanying notes are an integral part of these consolidated interim financial statements
Merlin Software Technologies International, Inc. (A Development Stage Company) Consolidated Statements of Cash Flows (Unaudited)
	Nine-month periods ended September 30		Period from June 25 1999 (incorporation) to September 30 2001
	2001	2000	(cumulative)
Cash provided by (used in)
Operating activities
Net loss for the period	$(2,571,585)	$(3,050,623)	$(6,649,475)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of deferred financing costs	20,570	2,328	28,485
Depreciation	57,568	34,477	117,751
Stock option compensation	51,015	1,316,972	1,216,705
Beneficial conversion feature on convertible notes and amortization of discount	342,398	87,000	416,637
Issuance of shares in satisfaction of liabilities and current expenses	235,178	-	235,178
Decrease (increase) in assets
Receivables	34,065	(18,482)	(20,953)
Prepaid expenses	(35,403)	(31,290)	(67,094)
Increase in liabilities
Accounts payable and accrued liabilities	50,113	164,154	432,836
	(1,816,081)	(1,495,464)	(4,289,930)
Financing activities
Repayment of demand loans	(116,130)	(312,913)	(454,643)
Proceeds on demand loans	1,036,130	128,513	1,374,643
Proceeds of issuance of convertible notes, net of financing costs	1,000,000	1,032,959	2,032,959
Proceeds on issuance of common stock	1,000	160,000	445,000
Proceeds of loan payable	-	600,000	1,405,000
	1,921,000	1,608,559	4,802,959
Investing activities
Purchase of property and equipment	(51,239)	(54,504)	(242,635)
Product development costs	(90,383)	-	(90,383)
	(141,622)	(54,504)	(333,018)
Increase (decrease) in cash	(36,703)	58,591	180,011
Cash, beginning of period	216,714	717,195	-
Cash, end of period	$180,011	$775,786	$180,011
Supplemental information:
Interest paid	$7,780	$-
Non-cash investing and financing activities:
Acquisition of business and settlement of debt in exchange for common stock in Reverse Acquisition (Note 2)	$-	$1,242,323
Issuance of common stock for proceeds advanced in 1999	$-	$130,000
Conversion of notes payable for common shares	$65,020	$-
Common shares issued for services	$235,178	$-
The accompanying notes are an integral part of these consolidated interim financial statements
Merlin Software Technologies International, Inc. (A Development Stage Company) Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2001 and 2000
1.	Basis of Presentation and Ability to Continue Operations

The consolidated interim financial statements for the nine-month periods ended September 30, 2001 and 2000 included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These financial statements reflect all adjustments consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained herein. It is suggested that these interim financial statements be read in conjunction with the consolidated financial statements of the Company for the years ended December 31, 2000 and 1999 and the notes thereto included in the Company's Form 10-KSB Annual Report. The Company follows the same accounting policies in preparation of interim reports.

The Company was organized on August 30, 1995, under the laws of the State of Nevada and is in the business of developing network attached devices incorporating the Company's software utilities that operate on Linux and Unix operating systems. At September 30, 2001, the Company is considered a development stage company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

Results of operations for the interim periods are not indicative of annual results. The Company's subsidiary, Merlin Software Technologies Inc. ("Merlin Private Co"), was acquired on April 26, 2000. The transaction was accounted for as a recapitalization using accounting principles applicable to reverse acquisitions. Following reverse acquisition accounting, financial statements subsequent to the closing date are presented as a continuation of Merlin Private Co.

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at September 30, 2001, the Company has recognized minimal revenue and has accumulated operating losses of approximately $6.7 million since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining long-term financing, the completion of product development and achieving profitability. Management plans to raise additional equity capital to provide short-term and long-term financing for operating and capital requirements of the Company. Management plans to raise new equity financing of approximately $7 -10 million within the next twelve months. Amounts raised will be used for further development of the Company's products, to provide financing for the marketing and promotion of the Company's products, an investor relations program, to secure products and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.
Merlin Software Technologies International, Inc. (A Development Stage Company) Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2001 and 2000
2.	Reverse Acquisition

Effective April 26, 2000, the Company (then an inactive publicly-traded company) closed a share exchange agreement to acquire all of the issued and outstanding shares of Merlin Private Co. in exchange for 7,986,665 shares of the Company's common stock. Merlin Private Co. is a Nevada company incorporated on June 25, 1999 for the purpose of the development of Linux-based software utilities and other business management software. At September 30, 2001 and December 31, 2000, 7,969,999 Merlin Private Co. common shares had been exchanged leaving 13,333 still to be exchanged.

The transaction was accounted for as a recapitalization using accounting principles applicable to reverse acquisitions. Following reverse acquisition accounting, financial statements subsequent to the closing date are presented as a continuation of Merlin Private Co. The value assigned to common stock of the Company on acquisition based on the fair value of the net assets of the Company at the date of acquisition was $1,242,323. Net assets at the acquisition date included $1,275,000 raised by the Company in an equity private placement and loaned to Merlin Private Co. and settled in contemplation of closing the acquisition and accounts payable of $32,677.

	Pro-forma information assuming the acquisition occurred on June 25, 1999 (incorporation of Merlin Private Co.) is as follows:
			Nine months ended September 30, 2000
		Revenue	$21,301
		Loss for the period	$(3,068,300)
		Loss per share	$(0.25)

Also, in connection with the acquisition, the Company issued 86,665 share purchase warrants and 781,000 stock options to previous holders of warrants and options in Merlin Private Co. Options and warrants were exchanged on a 1:1 basis under the same terms and conditions as existed in Merlin Private Co. As a consequence of the exchange of stock options, additional compensation expense was recorded in 2000 in the amount of $1,265,558 representing the difference in value of stock options between the date of exchange and the grant date.

3.	Demand Loans Payable
	(a)	In 2001, the Company received $920,000 as an unsecured, non-interest bearing demand loan. A further $480,000 was advanced on similar terms subsequent to September 30, 2001.
	(b)

During 2001, the Company obtained a demand operating loan from the Royal Bank of Canada totaling CDN $150,000 (approximately $95,000) bearing interest at prime plus 2% per annum and repayable on demand. At September 30, 2001, the balance of the loan had been fully repaid.

Merlin Software Technologies International, Inc. (A Development Stage Company) Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2001 and 2000
4.	Stock Options

On May 1, 2000, the Company adopted its 2000 Stock Option Plan. The Plan provides for the granting of up to 3,000,000 stock options to key employees and consultants, to purchase common shares of the Company. Under the Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.). Options granted are not to exceed terms beyond ten years (5 years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock). Options granted in substitution for outstanding options of an acquired company may be issued with an exercise price equal to the exercise price of the substituted option in the acquired company. Unless otherwise specified by the Board of Directors, stock options shall vest at the rate of 25% per year following the granting of options.

	Details of options granted and cancelled are as follows:
		Number	Weighted Average Exercise Price
Merlin Private Co.
	Balance, January 1, 2000	781,000	$1.00
	Options exchanged (Note 2)	(781,000)	$1.00
Merlin Software Technologies International, Inc.
	Options granted	1,012,000	$1.08
	Options cancelled	(201,000)	$1.00
	Options outstanding at December 31, 2000	811,000	$1.09
	Options granted	1,296,000	$0.34
	Options exercised	(1,000)	$1.00
	Options cancelled	(358,333)	$0.66
	Options outstanding at September 30, 2001 (unaudited)	1,747,667	$0.36
	Options exercisable at September 30, 2001 (unaudited)	1,039,667
	Options exercisable at December 31, 2000	458,000

The Company granted a further 24,000 options subsequent to September 30, 2001 with an exercise price of $0.35 per option. A further 62,000 stock options with an exercise price of $0.35 were cancelled subsequent to September 30, 2001.

Compensation expense of $51,015 during the nine-month period ended September 30, 2001 (2000 - $1,316,972) was recorded for options granted during the period to employees and consultants. Compensation expense for the nine-month periods ended September 30, 2001 and 2000 was allocated as follows:

Merlin Software Technologies International, Inc. (A Development Stage Company) Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2001 and 2000
4.	Stock Options
	Expense (recovery)		2001	2000
	General and administration		$26,755	$542,109
	Promotion and advertising		47,646	431,443
	Research and development		(23,386)	343,420
			$51,015	$1,316,972
	Stock options outstanding at September 30, 2001 were as follows:
		Outstanding
	Exercise Prices	Number	Weighted Average Remaining Life (months)	Number Exercisable
	$0.16	300,000	60	300,000
	$0.21	20,000	111	20,000
	$0.32	100,000	60	-
	$0.35	1,052,667	97	644,667
	$0.48 - 0.60	200,000	60	-
	$1.00	75,000	41	75,000
		1,747,667		1,039,667

Stock options granted to employees are accounted for using the provisions of Accounting Principles Board ("APB") Opinion No. 25 and related interpretations which requires recognition of compensation where options are granted to employees with an exercise price below the trading price of the Company's common stock on the grant date. On March 1, 2001, the Board of Directors approved a repricing of 562,000 stock options to reduce exercise prices to $0.35 per option. The terms of the options and the vesting periods were unchanged. The trading value of the Company's common stock on the date of repricing was $0.4688 per share. Repricing of the employee stock options requires the option value to be measured using variable accounting whereby the intrinsic value of employee stock options is remeasured on a quarterly basis until exercised or cancelled.

Compensation expense for options granted to non-employees is recognized in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123 which requires such options to be measured at fair value using the Black-Scholes option pricing model. Such compensation is amortized over the period from the date of grant until the options vest. Compensation associated with unvested options is remeasured at each quarter end using the Black-Scholes option pricing model. The fair value of stock options granted during 2001 to non-employees estimated at the date of grant using the fair value method prescribed in SFAS 123 used the following weighted average assumptions: no dividends, risk-free interest rate of 5%, volatility factor of the expected market price of the Company's common stock of 100% and an expected life of the options of 36 months.

Merlin Software Technologies International, Inc. (A Development Stage Company) Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2001 and 2000
5.	Convertible Notes Payable

On August 18, 2000, the Company entered into an agreement to issue $2.1 million of Series A Senior Secured Convertible Notes due on August 18, 2003 and bearing interest at 10% per annum due semi-annually. The convertible notes are collateralized by all of the Company's assets and intellectual property.

The Company issued $1.1 million of convertible notes on August 24, 2000 with the remaining $1.0 million issued in April 2001. The notes are immediately convertible at the option of the holders into shares of common stock of the Company at the lesser of $1.60 or the price which is 95% of the lowest of the two lowest intra-day trading prices of the common stock for the 30 day period ending on the trading date immediately preceding the conversion date. As a result of the issuance of convertible notes in April 2001, a beneficial conversion feature of $189,551 (based on 95% of the two lowest intra-day trading prices of the common stock of $0.26) was recorded as interest expense in the nine-month period ended September 30, 2001. To September 30, 2001, $65,020 of the convertible notes payable had been converted into 593,881 shares of the Company's common stock. Additionally, subsequent to September 30, 2001, the debenture holders converted accrued interest of approximately $158,000 into 1,280,499 shares of the Company's common stock.

The convertible notes payable also contain 1,520,000 detachable warrants exercisable to purchase shares of the Company's common stock at any time after August 24, 2001 to expiry on August 18, 2007 at a price of $1.75 per share. The value of the 750,000 warrants issued in April 2001 based on a Black-Scholes option pricing model was $75,000 using the following assumptions:

- No dividends; - Risk-free interest of 4.5% - Volatility of expected market price of the Company's common stock of 100% - Expected life of the warrants of 48 months

The above discount and the $1,047,000 discount recognized in 2000 on the first traunche of debentures was recorded as additional paid-in capital and is being amortized as interest expense using the effective interest rate method over the term of the convertible notes payable. $152,847 was amortized during the nine-month period ended September 30, 2001 (2000 - $34,000).

The convertible notes contain provisions, for among other matters, changes in the capital structure and situations where the Company issues common stock at a price of less than $1.60 per share.
Merlin Software Technologies International, Inc. (A Development Stage Company) Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2001 and 2000
6.	Share Purchase Warrants
	Details of share purchase warrants outstanding at September 30, 2001 were as follows:
		Number	Exercise Price	Expiry	Exercisable September 30, 2001
	Issued:
	On private placement (*)	100,000	3.00	February 2002	100,000
	On private placement	850,000	2.00	February 2002	850,000
	On share exchange (Note 2)	86,665	2.00	March 2002	86,665
	On convertible notes (Note 5)	1,520,000	1.75	August 2007	1,520,000
		2,556,665		2,556,665
	(*)	100,000 warrants previously exercisable expired unexercised in February 2001.
7.	Commitments and Stock Compensation
	(a)

On June 28, 2000, the Company entered into a consulting agreement for financial services. The contract expires on June 30, 2002 and provides for compensation should the Company receive financing from any investor introduced by the consultant. Compensation includes:

	(i)	payment of $100,000 and 300,000 shares of the Company's common stock in 2000 (which has been paid);
	(ii)	payment of $230,000 in 2001 (of which $130,000 has been paid);
	(iii)	payment of 100,000 shares of the Company's common stock should the Company achieve a NASDAQ listing; and
	(iv)	right of first refusal on additional financing in consideration for a commission of 5% of such capital in cash and 5% in stock.

Payments under (i) and (ii) are due to the consultant regardless of contract termination. The total committed cost of the contract of approximately $442,500, including $112,500 being the value attributable to the common stock using the trading price of the 300,000 shares of common stock issued in January 2001, is being recognized on a straight-line basis over the term of the contract. The cost associated with the stock component of the contract was determined on the date the stock was issued since negotiations over consideration with the consultant continued in the months subsequent to the performance date. During the nine-month period ended September 30, 2001, the Company recorded an expense of $165,938 (2000 - $121,125). A further $65,937 (2000 - $Nil) was recorded as a prepaid expense in respect of future services.

Merlin Software Technologies International, Inc. (A Development Stage Company) Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2001 and 2000
7.	Commitments and Stock Compensation - Continued
(b)

On April 11, 2000 the Company entered into an agreement with a consultant whereby the Company would issue 80,000 shares of common stock in exchange for corporate finance services. The shares were issued in January 2001, at a deemed value of $60,000, based upon the trading price of the underlying common stock on the issuance date. The ultimate cost associated with the stock issued was determined on the date of issuance of the stock since negotiations over consideration with the consultant continued in the months subsequent to the performance date.

In October 2001 a further 80,000 shares of common stock were issued to the consultant for additional services.
(c)

Pursuant to an agreement dated October 7, 2000, a further 83,571 shares of common stock were issued in January 2001 at a deemed value of $62,678 as consideration for employee recruitment services. The value of the common stock was based upon the trading price of the underlying common stock on the date of issuance.

(d)

In March 2000, the Company entered into management agreements with its three founders. In July 2000, one of the founders resigned and another resigned in January 2001. No compensation was payable on termination. Amongst other matters, terms of the remaining founder agreement requires that the Company pay the founder a total of $240,000 plus 700,000 shares of common stock in the event of a change of control of the Company. The Company also entered into an agreement with an officer for services in April 2000 which provides for, among other matters, a payment of approximately $46,000 and 100,000 shares of common stock should a change of control occur.

(e)

In March 2001, the Company issued 500,000 shares of common stock to a company in exchange for a non-interest bearing promissory note repayable on March 5, 2002 in cash or in exchange for services provided to assist the Company in developing an investor relations program. The value of services received by the Company will be determined based on the trading price of the Company's common stock on the date the promissory note is repaid. No services were performed to September 30, 2001 and the Company has requested the common stock be returned, as it does not intend to consummate the service agreement. To September 30, 2001, the common stock has not been returned. The value of unearned compensation expense associated with the issued stock has been recorded at $100,000 being the approximate trading price of the Company's common stock on September 30, 2001.

(f)

On September 26, 2001, the Board of Directors approved an amendment to the compensation package for Board members to include the annual entitlement of 100,000 shares of common stock to each board member, payable in quarterly instalments for services commencing in October 2001.

Merlin Software Technologies International, Inc. (A Development Stage Company) Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2001 and 2000
8.	Deferred Product Development Costs

The Company follows Statement of Financial Accounting Standard ("SFAS") No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed" in accounting for software development costs incurred in the development of products containing the Company's software where inclusion of the software is considered integral to the product. Development costs incurred in the development of software are expensed as incurred until technological feasibility in the form of a working model has been established. At September 30, 2001 technological feasibility had been established, but minimal software development costs were incurred in development of the product subsequent to the point of technological feasibility. Costs incurred for materials and parts having alternate uses are capitalized as incurred.

Amortization of such deferred costs will commence at the time of commercial production and will be calculated at the greater of (a) 25% per annum and (b) the proportion of product sales to total projected product sales.

The Company compares the unamortized capitalized costs to the net realizable value of the products being developed. The amount by which the unamortized capitalized costs exceed the net realizable value would be written off to the Statement of Operations. No writedowns were required in the periods presented in these financial statements.